Forlink Software Corporation, Inc.
9/F, Fang Yuan Mansion, No. 56
Zhongguancun South Rd, Yi Haidian District
Beijing, China F4 100044

January 20, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn:	Brad Skinner
Sherri Bowen
Marc Thomas

Re:
Forlink Software Corporation, Inc.
Form 10-KSB For Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB For Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
Form 10-QSB For Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
Form 10-QSB For Fiscal Quarter Ended September 30, 2005
Filed November 14, 2005
File No.0-18731

Mr. Skinner, Ms. Bowen and Mr. Thomas:

Set forth below are the responses from Forlink Software Corporation, Inc. (the “Company”) to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated December 28, 2005. We have reproduced the Staff’s comments and have followed each comment with our response.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note 2 Summary of Important Accounting Issues

Revenue Recognition

SEC: 1.
We note your response to previous comment No. 8. You indicate that, for custom software with integration that is not considered to be off-the-shelf software, you follow contract accounting. Currently your revenue recognition policy does not address your use of contract accounting. Tell us how you have considered disclosing your accounting policies for these types of arrangements. See SAB Topic 13:B, Question 1.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
January 20, 2006

Forlink:	For the periods under review, we did not have custom software with integration that is not considered to be off-the-shelf software, and hence, no revenue recognition policy for the contract accounting was disclosed for this type of arrangement in the Company’s Form 10-QSBs and Form 10-KSB. In case we have this type of arrangement in the future, we will disclose that fact and our recognition policy as “For custom software with integration that is not considered to be off-the-shelf software, we apply the provisions of Statement of Position (“SOP”) 81-1, where revenue is recognized under the long term construction-type model.”

SEC: 2.	Explain to us in further detail the significant terms of the tax rebate program offered by PRC and your accounting. Your response to previous comment No. 7 indicates that revenue is net of amounts payable to the Chinese authorities and appears to include the benefit of the rebate of the VAT on the sale of software products. Tell us the gross amounts (payables and receivables) which are reflected within the revenue line item. Tell us what authoritative literature under U.S. GAAP you are following. Further, tell us who is responsible for billing, collecting, and submitting the tax to the proper authorities for amounts attributable to both VAT related receivables and payables.

Forlink:	The detailed breakdown of the net sales, including gross sales, VAT payables and VAT rebate, which are reflected within the revenue line item are the following:

	2004	2005 Q1	2005 Q2		2005 Q3
		3-month	3-month	6-month	3-month	9-month
Software Sales (Gross)	2,374,011	660,405	809,332	1,469,738	2,404,476	3,874,214
Less: VAT Payable	-344,942	-95,956	-117,595	-213,552	-349,368	-562,920
Add: VAT Rebate	166,623	1,212	59,686	60,898	87,671	148,569
= Software Sales (Net)	2,195,692	565,661	751,423	1,317,084	2,142,779	3,459,863
Hardware Sales (Gross)	9,326,118	101,426	1,026,918	1,128,344	1,126,809	2,255,154
Less: VAT Payable	-1,355,077	-14,737	-149,210	-163,947	-163,724	-327,672
= Hardware Sales	7,971,041	86,689	877,708	964,397	963,085	1,927,482

TOTAL Net Sales	10,166,733	652,350	1,629,130	2,281,481	3,105,863	5,387,345
(Per financial statements disclosed in 10-K & 10-Qs)

As mentioned in accounting policy of revenue recognition, the net sales figures are already net of the 17% VAT payable to the Chinese authorities for all sales. The gross amount of sales in fact represented the VAT invoices issued to the customers, which included the 17% VAT payable. To encourage the local software development in China, the Chinese authorities (i.e. the PRC Local and Federal Tax Authorities) provide a refund of a certain percentage of the VAT paid to the Company and we are a company qualified to apply for such “VAT rebate”. In general, companies who develop their own software products and have the software products registered with the relevant authorities in China are entitled to a refund of such VAT rebate. If the net amount of the value added tax payable exceeds 3% of software sales, the excess portion of the value added tax is refundable upon our application to the tax authority. Normally, the VAT rebate will be refunded by the Chinese authorities in one month’s time from payment of the VAT.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
January 20, 2006

Forlink is legally responsible for billing, collecting, and submitting the tax to the Tax Authorities for amounts attributable to both VAT related receivables and payables, regardless of whether a customer pays us on time. We regarded that the VAT rebate as a reduction of the VAT payable, which originated from the net sales, and thus we included such rebate as part of the revenue line item on an accrual basis upon being informed of the rebate by the PRC Local and Federal Tax Authorities. We believe our presentation is appropriate under EITF 99-19.

Note 9 Goodwill

SEC: 3.	We note your response to previous comment No. 12. You accounted for the transaction between Slait and Forlink as a reverse acquisition with Slait deemed as being the accounting acquirer. The plan of reorganization between the parties was entered into on January 11, 2001 but the closing date of the transaction was August 27, 2001. Please explain to us why you determined the acquisition date of Slait to be January 11, 2001 and not August 27, 2001? Address why the per share price of the company’s common stock on January 11, 2001 ($.34 per share) was used to determine the purchase price acquisition allocation as of August 27, 2001. Further, tell us how you considered EITF 99-12 in accounting for the transaction.

Forlink:	The shares issued on acquisition were valued in accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination", in that we established that the first date on which the number of our shares and the amount of the other consideration became fixed was on January 11, 2001, the date that the terms of the acquisition were agreed to and announced. There was a prolonged audit process of the operating company, which delayed the closing of the transaction until August 27, 2001. Regardless, none of the terms of the agreement were changed after January 11, 2001. Accordingly, we valued the transaction using the closing price of our ordinary shares as of January 11, 2001, or $0.34 per share.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you should have further questions or comments.

Very Truly Yours,

FORLINK SOFTWARE CORPORATION, INC.

By:	/s/ Hong Keung Lam
Hong Keung Lam
Chief Financial Officer

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
January 20, 2006

Company Certification and Acknowledgment

On behalf of Forlink Software Corporation, Inc. (the “Company), I, Hong Keung Lam, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated December 28, 2005:

1.	I am the duly appointed Chief Financial Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

/s/ Hong Keung Lam
Hong Keung Lam
Chief Financial Officer
Forlink Software Corporation, Inc.

Phone: 011 86 10 8802 6633
Fax: 011 86 10 8802 6533
Email: ir@forlink.com